Exhibit 99.1

ASX ANNOUNCEMENT

March 8th, 2007

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Press Article

In response to a recent press article, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to clarify that the Australian Securities and Investments Commission (ASIC) has sought information from the Company regarding certain past trading in its shares. The Company cooperated fully with ASIC and has been assured that its inquiries do not involve any activities of the Company itself nor any Executives acting in their executive capacities.

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FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Mr. Tom Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 9415 1135